Rule 477

                                         AMRITE Builders, Inc.
                                            7601 West Laredo
                                          Las Vegas, NV 89117




                                           November 19, 2002

U.S. Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549


Re:  AMRITE BUILDERS, INC. (the "Company").


To Whom It May Concern:


The Company has been dormant since May 2000. The Company has not and will not become active.

The Company would like to respectfully withdraw its initial
SB-2 application to Register Securities that was filed on October 27, 1999 and the subsequent amendments, which were filed on April 14, 2000 and May 12, 2000.

To date, the Company has not sold or distributed, nor plans to sell or distribute any securities pursuant to the above referenced Initial SB-2 application. Please accept this letter as a rescission of the above filing.


Professionally,


/s/ Hans U. Bothmann